Exhibit 99.3

Valneva Reports Q1 2021 Financial Results and Business Update Analyst Presentation May 20, 2021

Disclaimer Valneva Q1 2021 Analyst Presentation May 20, 2021 2 This presentation does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, Valneva SE shares to any person in the USA or in any jurisdiction to whom or in which such offer or solicitation is unlawful . The Valneva shares may not be offered or sold in the USA . The offer and sale of the Valneva shares has not been registered under the 1933 US Securities Act, as amended . Valneva is a European company . Information distributed is subject to European disclosure requirements that are different from those of the United States . Financial statements and information may be prepared according to accounting standards which may not be comparable to those used generally by companies in the United States . This presentation includes only summary information and does not purport to be comprehensive . Any information in this presentation is purely indicative and subject to modification at any time . Valneva does not warrant the completeness, accuracy or correctness of the information or opinions contained in this presentation . None of Valneva, or any of their affiliates, directors, officers, advisors and employees shall bear any liability for any loss arising from any use of this presentation . Certain information and statements included in this presentation are not historical facts but are forward - looking statements, including statements with respect to revenue guidance, the progress, timing and completion of research, development and clinical trials for product candidates and estimates for future performance . The forward - looking statements (a) are based on current beliefs, expectations and assumptions, including, without limitation, assumptions regarding present and future business strategies and the environment in which Valneva operates, and involve known and unknown risk, uncertainties and other factors, which may cause actual results, performance or achievements to be materially different from those expressed or implied by these forward - looking statements, (b) speak only as of the date this presentation is released, and (c) are for illustrative purposes only . Investors are cautioned that forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Valneva . Non - IFRS Financial Measures Management uses and presents IFRS results as well as the non - IFRS measure of EBITDA to evaluate and communicate its performance . While non - IFRS measures should not be construed as alternatives to IFRS measures, management believes non - IFRS measures are useful as an aid to further understand Valneva's current performance, performance trends, and financial condition . EBITDA is a common supplemental measure of performance used by investors and financial analysts . Management believes this measure provide additional analytical tools . EBITDA is defined as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization . A reconciliation of EBITDA to operating profit (loss), the most directly comparable IFRS measure, is set forth in this presentation .

Agen d a Valneva Q1 2021 Analyst Presentation May 20, 2021 3 Introduction Business Update Financial Report Q1 2021 Newsflow Q&A

Valneva Reports Q1 2021 Financial Results and Business Update ▪ Excellent progress on clinical programs ▪ Initiation of additional Phase 2 trial to accelerate pediatric development for Lyme vaccine ▪ Initiation of pivotal Phase 3 clinical trial for COVID - 19 vaccine; participation in COVID - 19 vaccine booster trial ▪ Chikungunya pivotal Phase 3 trial recruitment completion ▪ Successful Nasdaq listing (Q2); $107.6 million of gross proceeds ▪ Cash / cash equivalents of €235.9 million at end of March (excluding proceeds from Global Offering) ▪ Q1 2021 total revenue of €23.2 million compared to €35.2 million in Q1 2020 Valneva Q1 2021 Analyst Presentation May 20, 2021 4

Agen d a Valneva Q1 2021 Analyst Presentation May 20, 2021 5 Introduction Business Update Financial Report Q1 2021 Newsflow Q&A

FDA Fast Track Designation granted Multivalent vaccine (six serotypes) to protect against Lyme disease in the United States and Europe Follows proven Mechanism of Action for a Lyme disease vaccine Initial results reported from Phase 2 trials 1, 2 Accelerated pediatric trial (VLA15 - 221) initiated in March 2021 3 VLA15 – Multivalent Lyme Disease Vaccine Candidate Only Program in Advanced Clinical Development Today 1 2 4 5 Exclusive, worldwide partnership with Pfizer 3 Valneva Q1 2021 Analyst Presentation May 20, 2021 6 1 Valneva announces positive initial results for Phase 2 study of Lyme Disease vaccine candidate. 2 Valneva announces positive initial results for second Phase 2 study of Lyme Disease vaccine candidate VLA15. 3 Valneva announces acceleration of pediatric development for Lyme Disease vaccine candidate.

VLA15: Development Outlook Valneva Q1 2021 Analyst Presentation May 20, 2021 7 Phase 2 trial (VLA15 - 221) in adults and pediatric subjects initiated 1 ▪ Trial to include participants from 5 - 65 years of age and a reduced immunization schedule (Month 0 - 6 compared to Month 0 - 2 - 6) ▪ The trial triggered a milestone payment of $10 million, upon dosing of the first subject, from Pfizer to Valneva ▪ Initial pediatric population data expected in Q2 2022 1 ▪ VLA15 - 221 will also investigate a booster dose of VLA15, administered one year following the six Month dose 1 Phase 3 pivotal efficacy trial planned to commence pending positive readout from VA15 - 221 in 2022 1 ▪ Clinical readout, based on one tick season, projected end 2023 First licensure anticipated H1 2025, subject to regulatory approval 1 Valneva and Pfizer Announce Initiation of Phase 2 Study for Lyme Disease Vaccine Candidate.

VLA2001 – The Only Inactivated Vaccine in Clinical Development in Europe : Adjuvanted with CpG1018



1. **UK government deal worth up to €1.4 billion**[1] with development and manufacturing funding; ongoing dialogue with other potential customers
2. **Program acceleration enabled through use of Valneva's FDA-registered facility in UK; commercial manufacturing commenced January 2021**[3]
3. **Combines Valneva's proven approach of inactivated vaccines with Dynavax's advanced CpG 1018 adjuvant**[4]
4. **Phase 1/2 clinical trial results reported**[5]**, Phase 3 ongoing**
5. **Regulatory submission to MHRA planned in autumn 2021, deliveries thereafter, subject to approval**

Note: Photo credit: CDC/Alissa Eckert, MSMI; Dan Higgins, MAM. [1] Valneva announces major COVID-19 vaccine partnership with U.K. Government. [2] Valneva in advanced discussion with European Commission to supply up to 60m doses of Inactivated, Adjuvanted COVID-19 vaccine candidate. [3] Valneva commences manufacturing of its Inactivated, Adjuvanted COVID-19 vaccine, completes Phase 1/2 study recruitment. [4] Valneva and Dynavax announce commercial supply agreement for Inactivated, Adjuvanted COVID-19 vaccine. [5] Valneva Reports Positive Phase 1/2 Data for Its Inactivated, Adjuvanted COVID-19 Vaccine Candidate, VLA2001

Valneva Q1 2021 Analyst Presentation May 20, 2021 8

VLA2001 Was Well Tolerated in Phase 1/2 Safety Profile Within the Expected Range for an Inactivated Vaccine ▪ Generally well tolerated across all dose groups tested, no sa f e t y con c erns ident i fied by an independent Data Safety Monitoring Board. ▪ N o statistic a l ly sig n ificant di f f erences be t w e e n dose groups and no differences between first and second vaccinations in terms of reactogenicity . ▪ Majority of Adverse Events (AEs) were mild or moderate and only two subjects reported severe solicited AEs (headache and fatigue) . ▪ All solicited AEs were transient . ▪ Only 17 . 6 % of unsolicited AEs up to day 36 were considered related to the vaccine and no severe un s olicited AEs w ere repo r ted . ▪ No serious related AEs . Safety Analysis Set, Figure 1.1.1 and 1.1.2, Table 14.2.1.2 and 14.2.1.3 29 . 4 30 . 6 28 . 0 5 . 9 2 . 0 0 . 0 49 . 0 32 . 7 44 . 0 3 . 9 0.0 0.0 3 . 9 6 . 1 2 . 0 35 . 3 22 . 4 30 . 0 33 . 3 18 . 4 30 . 0 19 . 6 12 . 2 20 . 0 0 1 0 2 0 3 0 4 0 5 0 Subjects with Solicited Symptoms (%) EVE N T S D ose Gr o u ps Lo w D o s e ( n = 51 ) M ediu m D o s e ( n = 49 ) H ig h D o s e ( n = 50 ) 27 .5 27 . 5 33 . 3 5 . 9 3 . 9 37 . 3 31 . 4 43 . 1 2.0 2.0 0.0 7 . 8 5.9 9 . 8 35 . 3 19 . 6 39 . 2 31 . 4 21 . 6 33 . 3 27 .5 27 . 5 23 . 5 0 1 0 2 0 3 0 4 0 S u b j ec t s w i t h S o l i c i t ed S y m p t o m s ( % ) EVE N T S H ig h D o s e ( n = 51 ) Medium Dose(n=51) Low Dose(n=51) D ose Gr o u ps Valneva Q1 2021 Analyst Presentation May 20, 2021 9 First v accin a tion Second v accin a tion

VLA2001 Was Highly Immunogenic in Phase 1/2 > 90% of Trial Participants Developed Significant Levels of Antibodies Per - Protocol Analysis Set, Table 14.3.5.1, Table 14.3.6.1 ▪ More than 90% of all trial participants developed significant levels of antibodies to the SARS - CoV - 2 virus spike protein across all dose groups tested. ▪ Seroconversion Rates (SCR) for S - protein binding IgG antibodies were 89.8% in the medium dose and 100% in the high dose group. ▪ Two weeks after completion of the two dose schedule, Geometric Mean Fold Rises (GMFRs) from baseline were 26 in the medium dose and 86 in the high dose group. Day 36 Proportion of Subjects with Seroconversion in Terms of S - protein specific IgG Antibodies (%) with 95% CI Seroconversion as Measured by IgG Against S - protein (ELISA) 100 90 80 70 60 50 40 30 20 10 0 Day 22 Low Dose Medium Dose Hi g h Do s e O v er a ll Valneva Q1 2021 Analyst Presentation May 20, 2021 10

VLA2001 Generated Neutralizing Antibody Titers at or Above Levels Generally Seen in Convalescent Sera in Phase 1/2 ▪ Dose dependent response, statistically significant higher Geometric Mean Titers (GMTs) in high dose group compared to low and medium dose groups. ▪ In high dose group, GMT of neutralizing antibody titers of 530.4 (95% CI: 421.49, 667.52). ▪ With a GMT ratio of vaccine vs. convalescent sera ≥ 1 vaccine efficacy has been reported above 80% for other vaccines. Conva l e sc en t Se ra 1000 0 2000 ) 0 5 1500 A N M 100 0 ( s e r t T 50 0 i y d o b i t n A 20 0 g n i z i l r 10 0 a t u e N 5 0 1 0 F i gu r e 1 . 2 . 2 Plot of SARS - CoV - 2 Neutralizing Antibodies (ND50) for Convalescent Sera A l l C on v a l e s c e nt S ub j e c t s (N = 32 ) P - value: <0.001 D a y 3 6 Figure 1.2.1 Plot of SARS - CoV - 2 Neutralizing Antibodies (ND50) Over Time by Dose Groups Per - Protocol Analysis Set (N=150) Day 1 Day 8 Day 22 P - value: 0.349 P - value: 0.129 P - value: 0.089 Low Medium High Low Medium High Low Medium High Low Medium High Dose groups Day1: Low(n=51) Medium(n=49) High(n=50); Day8: Low(n=51) Medium(n=49) High(n=50); Day22: Low(n=50) Medium(n=48) High(n=48); Day36: Low(n=51) Medium(n=48) High(n=50); Note: Graph shows GMT and 95% CI. Green scatter dots are the actual distribution of neutralizing antibody titres. Data Source: ADIS, Table 14.3.1.1 Program Location: E: \ Projects \ 1222Valneva \ Stats \ Programs \ F_1_2_1 Date: 01APR2021:00:49 1 0 10 0 5 0 20 0 50 0 200 0 150 0 100 0 1000 0 Valneva Q1 2021 Analyst Presentation May 20, 2021 11 Neutralizing Antibody Titres (MNA50) Per - Protocol Analysis Set, Figure 1.2.1; Convalescent Subjects, Figure 1.2.2 Earle et al. MedRxiv, March 2021, https://doi.org/10.1101/2021.03.17.20200246); Khoury et al. MedRxiv, March 2021, https://doi.org/10.1101/2021.03.09.21252641 SARS - CoV - 2 N e u traliz in g Antibodies (MNA50) Graph shows GMT and 95% CI. Green scatter dots are the actual distribution of neutralizing antibody titres. Source. ADIS, Table 14.5.1.1

Immunogenicity Summary – Cellular Response Induced Exploratory endpoints evaluated T - cell responses by IFNgamma ELISpot analysis against S - protein, M embrane - protein and N ucleocapsid - protein. At Day 36, in the high dose group: ▪ 76 % of study participants ( 34 / 45 ) were reactive 1 against peptide pools spanning the full - length S - protein ▪ 36% (16/45) against the M - protein ▪ 49% (22/45) against the N - protein S - protein Reactive Non - reactive M - protein Reactive Non - reactive N - protein Reactive Non - reactive 1 Sample is considered reactive against individual stimulation panel (peptide pools) if normalized spot counts (Nil control counts substracted) per 2.10 x 10^5 PBMCs ≥ 6 Valneva Q1 2021 Analyst Presentation May 20, 2021 12

Pivotal Phase 3 is a randomized, observer - blind, controlled, comparative immunogenicity trial in ~ 4,000 adults ▪ Immunological comparison against a licensed vaccine to reasonably predict efficacy (superiority of VLA2001 in a two - dose immunization schedule four weeks apart - GMTs of neutralising antibodies, at two weeks after the second vaccination) ▪ Study conducted in UK supported by DHSC/NIHR, including funding ▪ Protocol agreed with MHRA; discussion with other regulatory bodies ongoing Valneva participates in the world’s first COVID - 19 vaccine booster trial in the UK Additional booster studies planned (including reduced booster dose) Valneva has developed viral seed banks, including South African and Kent, to be in a position to manufacture variant - based vaccines Valneva Q1 2021 Analyst Presentation May 20, 2021 13 VLA2001: Development Outlook Pivotal Phase 3 Trial Ongoing

VLA1553 – Only Chikungunya Vaccine Candidate in Phase 3 Today



1. Phase 3 trial VLA1553-301 fully enrolled[1]; Use of surrogate marker for Ph3 endpoint confirmed by FDA[2]; Accelerated Approval Pathway confirmed[3]
2. Potentially eligible for Priority Review Voucher[4]; FDA Fast Track[5] and EMA PRIME[6] designation granted
3. Single shot, live attenuated[7] prophylactic vaccine targeting chikungunya virus neutralization
4. Up to $23.4 million awarded to Valneva for R&D by CEPI; Partnership with Instituto Butantan for LMICs[8]
5. Excellent fit with existing commercial and manufacturing capabilities

Note: Photo credit: James Gathany. 1 Valneva Completes Recruitment for Pivotal Phase 3 Trial of Chikungunya Vaccine Candidate and Initiates Antibody Persistence Trial 2 Valneva Announces Publication of 2020 Universal Registration Document and Provides Business Updates 3 Valneva reports positive End-of-Phase 2 Chikungunya meeting with the U.S. FDA and sets stage for Phase 3 Study; 4 https://www.fda.gov/about-fda/center-drug-evaluation-and-research-cder/tropical-disease-priority-review-voucher-program. 5 Valneva awarded FDA Fast Track Designation for Chikungunya vaccine candidate. 6 Valneva's Chikungunya vaccine candidate awarded EMA prime designation. 7 CHIKV LR2006-OPY1 infectious clone was attenuated by deleting large part of gene coding nsP3 (alphavirus-replicase). 8 Valneva to partner with Instituto Butantan on single-shot Chikungunya vaccine for low- and middle-Income countries.

Valneva Q1 2021 Analyst Presentation May 20, 2021 14

VLA1553: Development Outlook Pivotal Phase 3 Trial - Topline Read - out Expected Mid - 2021 1 Valneva Completes Recruitment for Pivotal Phase 3 Trial of Chikungunya Vaccine Candidate and Initiates Antibody Persistence Trial 2 Valneva Initiates Phase 3 Clinical Lot Consistency Study for its Single - Shot Chikungunya Vaccine Candidate . 3 In collaboration with development partner Instituto Butantan, under CEPI funding. 4 Valneva Announces Publication of 2020 Universal Registration Document and Provides Business Updates 5 https://www.fda.gov/about - fda/center - drug - evaluation - and - research - cder/tropical - disease - priority - review - voucher - program . Valneva Q1 2021 Analyst Presentation May 20, 2021 15 Phase 3 Clinical Development Program underway ▪ Pivotal Phase 3 safety and immunogenicity trial in 4,131 healthy volunteers fully enrolled 1 ▪ Topline read - out on Day 29 (based on surrogate of protection) mid - 2021 ▪ Lot - to - Lot consistency trial initiated (VLA1553 - 302) in ~400 volunteers 2 ▪ Antibody persistence follow - up trial initiated (VLA1553 - 303) – up to 375 volunteers from VLA1553 - 301 will be followed up annually for five years after a single immunization 1 ▪ Adolescents’ clinical trial in 750 volunteers in Brazil planned to commence in 2021 3 ▪ Accelerated approval pathway agreed with FDA 4 VLA1553 may be eligible for Priority Review Voucher upon FDA approval 5

Agen d a Valneva Q1 2021 Analyst Presentation May 20, 2021 16 Introduction Business Update Financial Report Q1 2021 Newsflow Q&A

Strong Cash Position of €235.9 million at End of March to be Complemented by Proceeds from Global Offering Cash and cash equivalents of €235.9 million at March 31, 2021 ▪ The increase in liquid funds compared to December 31, 2020 results from payments made by the UK Government within the framework of the UK COVID - 19 partnership. Successful Nasdaq listing in May 2021 ▪ $107.6 million of gross proceeds raised in a US initial public offering and a concurrent private placement in Europe. Valneva Q1 2021 Analyst Presentation May 20, 2021 17

Results Dynamics and Out look Valneva Q1 2021 Analyst Presentation May 20, 2021 18 Total revenues, excluding VLA2001, expected in range of €80 million to €105 million Revenue guidance, excluding COVID - 19, updated taking into account ongoing impacts of COVID - 19 on travel industry ▪ Variants causing havoc in some key destinations (e.g. India) ▪ Ongoing pandemic setting in others such as Brazil ▪ Inconsistent vaccine program roll out in some key markets (e.g. Canada) COVID - 19 revenue guidance to be provided in due course but still early days ▪ Ongoing Phase 3 and regulatory discussions outside the UK ▪ Role of VLA2001 as a booster ▪ Potential switch to variant ▪ Ongoing discussions with EC

IXIARO ® US Military €12.3m TPP 1 €2.7m IXI A R O ® JESPE CT ® Travel €1.0m Q1 2021 Sales Adversely Affected by the COVID - 19 Pandemic Q1 2021 Product Sales (unaudited) Direct sales 98% Gross margin³ 41.7 % Product sales² - 51% AE R / - 48% CER AER: Actual exchange rates, CER: Constant exchange rates; 1 Third party products sold by Valneva‘s commercial organization, 2 YoY comparison for same period, 3 Gross margin on product sales Net product sales €16.1m Valneva Q1 2021 Analyst Presentation May 20, 2021 19 DUKORAL ® €0.1m

EBITDA Loss Reflecting Increasing R&D Expenses / Lower Sales Q1 2021 Profit & Loss Report (unaudited) Valneva Q1 2021 Analyst Presentation May 20, 2021 20 1 EBITDA is a non - IFRS financial measure. A reconciliation to operating profit (loss), the most directly comparable financial measures calculated in accordance with IFRS, is included herein. Q1 2021 EBITDA was calculated by excluding €2.8 million (Q1 2020: €2.3 million) of depreciation and amortization from the €31.1 million operating loss (Q1 2020: €0.1 million operating profit) as recorded in the consolidated income statement under IFRS. €m Q1 2021 Q1 2020 Product sales 16.1 32.7 Revenues from collaboration, licensing and services 7.1 2.5 Revenues 23.2 35.2 Cost of goods (9.6) (10.7) Cost of services (5.1) (2.1) Research and development expenses (27.7) (13.3) Marketing and distribution expenses (4.9) (6.0) General and administrative expenses (10.0) (5.2) Other income / (expense), net 3.0 2.2 Operating profit / (loss) (31.1) 0.1 Finance, investment in associates & income taxes 3.4 (1.3) Loss for the period (27.7) (1.2) EBITDA 1 (28.3) 2.4

Effect of SARS - CoV - 2 program on Group P&L COVID - 19 Program Reported as Separate Segment as of 2021 Valneva Q1 2021 Analyst Presentation May 20, 2021 21 1 EBITDA is a non - IFRS financial measure. A reconciliation to operating profit (loss), the most directly comparable financial measures calculated in accordance with IFRS, is included herein. Q1 2021 EBITDA was calculated by excluding €2.8 million of depreciation, amortization and impairment from the €31.1 million operating loss as recorded in the consolidated financial statements under IFRS. €m Q1 2021 Group Q1 2021 COVID only Q1 2021 excl. COVID Product sales 16.1 16.1 Revenues from collaboration, licensing and services 7.1 7.1 Revenues 23.2 23.2 Cost of goods (9.6) (0.2) (9.4) Cost of services (5.1) (5.1) Research and development expenses (27.7) (15.7) (12.1) Marketing and distribution expenses (4.9) (0.1) (4.8) General and administrative expenses (10.0) (5.4) (4.6) Other income / (expense), net 3.0 - 3.0 Operating profit / (loss) (31.1) (21.4) (9.8) Finance, investment in associates & income taxes 3.4 3.4 Loss for the period (27.7) (21.4) (6.4) EBITDA 1 (28.3) (20.3) (8.0)

Balance Sheet Statement Per March 31, 2021 – before US IPO effects on Cash & Equity Valneva Q1 2021 Analyst Presentation May 20, 2021 22 ASSETS Mar 31, 2021 Dec 31, 2020 NON - CURRENT ASSETS 157,132 140,737 + Intangible Assets 35,156 35,409 + Right Of Use Assets 42,592 43,374 + Property, plant & equipment 51,030 34,779 + Other non - current assets 28,353 27,176 CURRENT ASSETS 416,981 308,427 + Inventories 97,400 26,933 + Trade receivables 25,100 19,232 + Other current assets 58,568 57,828 + Cash & current financial assets 235,913 204,435 TOTAL ASSETS 574,112 449,164 EQUITY & LIABILITIES Mar 31, 2021 Dec 31, 2020 EQUITY 52,355 77,422 NON - CURRENT LIABILITIES 201,401 195,872 + Borrowings, long term 48,868 46,375 + Refund Liabilities 99,637 97,205 + Other long term liabilities, including Lease Liabilities 52,897 52,292 CURRENT LIABILITIES 320,357 175,870 + Trade payables and accruals 60,878 36,212 + Borrowings, short term 5,944 6,988 + Contract Liabilities 204,956 89,578 + Refund Liabilities 18,818 14,222 + Other current liabilities, including Lease Liabilities 29,760 28,871 TOTAL EQUITY AND LIABILITIES 574,112 449,164

Agen d a Valneva Q1 2021 Analyst Presentation May 20, 2021 23 Introduction Business Update Financial Report Q1 2021 Newsflow Q&A

Key Upcoming Catalysts and Potential Inflection Points Valneva Q1 2021 Analyst Presentation May 20, 2021 24 Lyme disease vaccine candidate VLA15 ▪ Further Phase 2 milestones and read - outs during 2021; Phase 2 study VLA15 - 221, including pediatric development, initiated March 2021 Chikungunya vaccine candidate VLA1553 ▪ Initial Phase 3 data expected mid - 2021; Phase 3 now fully recruited COVID - 19 vaccine candidate VLA2001 ▪ Phase 1/2 initial data reported, Phase 3 data expected in Q3 2021 ▪ Regulatory submissions planned autumn 2021 assuming clinical data positive ▪ Further trial initiations to strengthen the product candidate’s differentiation ▪ Further supply deals subject to negotiations and capacity

Supplemental Disclosures Regarding Non - IFRS Financial Measures Valneva Q1 2021 Analyst Presentation May 20, 2021 25 EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tools. EBITDA is defined as earnings (loss) from continuing operations before interest expense, income taxes, depreciation and amortization. A reconciliation of EBITDA to operating profit (loss), the most directly comparable IFRS measure, is set forth below: € in million 3 months ending March 31 2021 2020 Operating (loss)/Profit (31.1) 0.1 Add: Amortization 1.5 1.5 Depreciation 1.3 0.8 EBITDA (28.3) 2.4

Agen d a Valneva Q1 2021 Analyst Presentation May 20, 2021 26 Introduction Business Update Financial Report Q1 2021 Newsflow Q&A

Thank you Merci Danke Tack